Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
Argo US Holdings Inc.	Delaware, United States
Argo Operating US LLC	Delaware, United States
Argo Innovation Labs, Inc.	British Columbia, Canada
9377-2556 Quebec Inc.	Quebec, Canada